EXHIBIT LIST

 Exhibit No.      Description
 -----------      -----------

  1.1             Memorandum of Association of Koor Industries Ltd.
                  (together with an English translation thereof).*

  1.2 Articles of Association of Koor Industries Ltd. (together with an English translation thereof).*

  2.1             Form of Ordinary Share Certificate.*

  2.2             Form of Deposit Agreement including Form of American
                  Depositary Receipt.**

  4.1 Agreement and Plan of Merger, dated December 22, 1998, among ECI Telecom Ltd., Tadiran Telecommunications Ltd. and Tadiran Ltd.****

  4.2 Agreement dated December 31, 1999 between Koor and Clal Industries and Investments Ltd. for the sale of Koor's holdings in Mashav.***

  4.3 Agreement dated November 10, 1999 between Tadiran and the Shamrock Group for the sale of 4.3 Tadiran's interest in Tadiran Com.***

  4.4 Asset Purchase Agreement, dated May 25, 2000, by and among Telrad Networks Ltd., Nortel Networks Ltd., Koor Industries Ltd. and Nortel Networks Israel (Sales and Marketing) Ltd.****

  4.5 Shareholders Agreement, dated May 25, 2000, by and among Nortel Networks Ltd., Nortel Communications Holdings
                  (1997) Ltd., Koor Industries Ltd., Telrad Networks Ltd. and Nortel Networks Israel (Sales and Marketing) Ltd.****

  8.1             List of significant subsidiaries.*****


_________________

* Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Securities and Exchange Commission on October 3, 1995.

** Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-6 (Registration No. 333-97758) filed with the Securities and Exchange Commission on October 4, 1995.

*** Incorporated herein by reference to Koor Industries Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 1999 (File No. 001-09178) filed with the Commision on May 26, 2000.

**** Incorporated herein by reference to Koor Industries Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 001-09178) filed with the Commision on July 2, 2001.

*****    Filed herewith.